SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES FRENCH SUPREME COURT RULING IN MARSEILLE CASE

Ryanair today (19 Sept) welcomed the French Supreme Court ruling in the Marseille employment case, which confirmed Ryanair's position that the E101 certificates issued by Ireland in respect of its pilots and cabin crew who were temporarily based in Marseille are binding on the French Authorities and the French Courts as previously ruled by the ECJ. The French Supreme Court also cancelled all convictions against Ryanair and returned the Case to the Paris Court of Appeal for rehearing.

This French Supreme Court ruling, which follows the ECJ ruling in the A-Rosa case, now obliges the French Authorities to accept and respect the Irish E101 certificates, which were issued to Ryanair's pilots and cabin crew who were temporarily based in Marseille during the period 2006 - 2010.

Ryanair's Chief People Officer, Eddie Wilson said:

"We welcome this favourable ruling from the French Supreme Court which fully respects the earlier favourable ECJ ruling in the A-Rosa case.

We believe that this decision will now lead to an early and favourable conclusion of the criminal cases and tax demands in Aix-en-Provence. This should in due course lead to the repayment of up to €13m of social tax payments, which Ryanair was required to put into escrow to cover two such cases in 2014 and 2017.

We welcome this French Supreme Court ruling, which now paves the way for Ryanair to consider re-entering the French market. We are already in discussions with a number of French airports, and the French Ministry of Labour, which we hope will lead to Ryanair announcing some bases in France in the near future, but with pilots and cabin crew based in France, on local French contracts, and paying their social taxes in France rather than Ireland.

We have asked our lawyers to expedite the rehearing of this case by the Paris Court of Appeal now that the French Supreme Court and the ECJ in Strasbourg has ruled in favour of Ryanair and the Irish issued E101 certificates".

ENDS

For further information
please contact:           Robin Kiely                             Piaras Kelly
                                    Ryanair DAC                          Edelman Ireland
                                    Tel: +353-1-9451949             Tel: +353-1-6789 333
                                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 September, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary